OCONN INDUSTRIES CORP.

VIA EDGAR

January 29, 2013

Jan Woo

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Oconn Industries Corp.

            Registration Statement on Form S-1

            Filed November 8, 2012

            File No. 333-184830

Dear Ms. Woo:

This letter is in response to your comment letter dated January 18, 2013, with regard to the Form S-1A filing of Oconn Industries Corp., a Nevada corporation (“Oconn Industries” or the "Company") filed on December 26, 2012.  Responses to each comment have been keyed to your comment letter.

Prospectus Summary, page 3

1.      We have revised the Summary to delete any references to any subsequent offerings.

Implications of Being an Emerging Growth Company, page 3

2.      In light of Comment No. 1 above, we have revised the Summary section of the Prospectus to disclose that we are considered an "emerging growth company" and to highlight various reporting exemptions.  A statement was also added regarding our reporting requirements if we are still considered a "smaller reporting company" at such a time as we are no longer considered an "emerging growth company."  We further refer to our Risk Factor entitled ”AS AN "EMERGING GROWTH COMPANY" UNDER THE JUMPSTART OUR BUSINESS STARTUPS ACT (JOBS), WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS" which contains detailed information about our disclosure requirements as an "emerging growth company" as well as a "smaller reporting company."

Risk Factors

“We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long …,” page 9

3.      The risk factor has been revised accordingly.

Description of Business, page 20

4.      This section has been revised and updated accordingly.

Plan of Operation, page 23

5.      These sections have been revised and updated accordingly.

6.      This section has been revised and updated accordingly.

Competition, page 22

7.      This section has been revised and updated accordingly.

Audit Report of Independent Accountants and Financial Statements

Report of Independent Registered Accounting Firm, page 41

8.      The Report has been revised and updated accordingly.

Exhibit 23.1

9.      The auditor’s consent has been revised and updated accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (oconncorp@hotmail.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Eithne O’Connor

_____________________

Eithne O’Connor, President